Exhibit 4.71

Woodside Agency Services, LLC
25 Mall Road
Burlington, MA  01803

November 13, 2009

VIA CERTIFIED MAIL AND FASCIMILIE
National Investment Managers Inc.
485 Metro Place South, Suite 275
Dublin, Ohio  43017
Attn:	Steven Ross

Re:	Notice of Event of Default – Reservation of Rights

Ladies and Gentlemen:

Reference is hereby made to that certain Securities Purchase Agreement, dated as of November 30, 2007 (as amended and in effect from time to time, the “Securities Purchase Agreement”), by and among National Investment Managers Inc., a Florida corporation (the “Company”), Woodside Capital Partners IV, LLC (“Woodside IV”), Woodside Capital Partners IV QP, LLC (“QP”), Woodside Capital Partners V, LLC, as assignee of Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank) (“Woodside V”), Woodside Capital Partners V QP, LLC, as assignee of Woodlands Commercial Bank (f/k/a Lehman Brother Commercial Bank) (“Woodside V QP”, and together with Woodside IV, QP, and Woodside V, the “Holders”) and Woodside Agency Services, LLC as collateral agent for the Holders (the “Collateral Agent”). Capitalized terms used but not defined herein shall have the same meanings herein as in the Securities Purchase Agreement.

You have informed the Collateral Agent that there have occurred and are continuing certain Events of Default under Section 7.6 and Section 7.13 of the Securities Purchase Agreement as a result of the Company’s failure to comply with the maximum Leverage Ratio, minimum EBITDA, minimum Fixed Charge Coverage Ratio, and maximum Capital Expenditures limit, in each case, for the fiscal period ending September 30, 2009 (collectively, the “Existing Defaults”).  As a result of the occurrence of the Existing Defaults, the Collateral Agent and the Holders may, in their sole and absolute discretion, proceed to enforce any and all rights under or in respect of the Securities Purchase Agreement, the other Financing Agreements and applicable law.

The Collateral Agent, on behalf of itself and the Holders, hereby expressly reserves all of its rights and remedies under the Securities Purchase Agreement, the other Financing Agreements and applicable law in respect of the Existing Defaults and any and all other Defaults or Events of Default under the Securities Purchase Agreement and the other Financing Agreements.  Effective November 15th, 2009 we will be enforcing our right to impose the default rate of interest pursuant to Section 3.5(b) of the Securities Purchase Agreement.  Failure of the Collateral Agent to exercise any right or remedy shall not constitute a waiver of that or any other right or remedy.

Very truly yours,

WOODSIDE AGENCY SERVICES, LLC, as Collateral Agent

By:	Woodside Capital Management, LLC, its Manager

By:	/s/ David B. Ray
Name:	David B. Ray
Title:	EVP

Cc:	Stephen Fleming, Esq.